Letter to Shareholders

August 24, 2009

Dear Fellow Shareholders:

We enclose for your review our 2008 Annual Report along with proxy and other information related to our upcoming Annual General Meeting.

To ensure the Company’s future Dynamotive’s Board and Management reassessed corporate activities to reduce costs while maintaining operational capabilities and progress in value added functions.

As the world economy rebounds we expect conditions to improve and are committed to be well positioned to take advantage of emerging opportunities.  We are seeing signs of such recovery with increased interest in fast pyrolysis generally and particularly in our upgrading process.

It must be noted that we completed our capital investment program in 2007 and have the asset base and platform to develop value added product and processes without the need for further major investment.  This puts us in a strong competitive position within the sector.

The Company revised its strategy and activities as follows:

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Focus was put on Research and Development and licensing of our technology.

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We put emphasis on strategic partnerships maintaining our capacity to serve clients while reducing fixed costs.

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Plants were made to operate on demand against customer orders.

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Prioritized third party development and limited our development efforts. We are focusing on projects that are in advanced stages of development such as the ones in Argentina and the US with third party development continuing in Europe, Australia and China reducing our footprint in these markets.

The rationalization of our operations resulted in overhead cuts of more than 50 % on a year to year basis. In addition variable and plant operation costs were reduced wherever possible resulting in further substantive savings.

We believe we have the capabilities and tools to weather current market conditions and emerge strongly as conditions improve.  We have committed management and clear focus.  We simplified our business model and reduced our fixed and variable costs.  We have a project pipeline that is growing and product development under way that can only enhance it.  We are forging partnerships to lever our capabilities and reach.  Markets have changed and so have we.

We thank our shareholders for their continuing support.

Yours sincerely,

/s/ Richard Lin

/s/ R. Andrew Kingston

Richard Lin

Andrew Kingston

Chairman of the Board of Directors

President & CEO